UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10SB

GENERAL FORM FOR THE REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

WOW ENERGY, INC.
(Exact name of registrant as specified in its charter)

Texas	68-0554788
(State of Incorporation)	(IRS Employer Identification No.)

Texas Energy Center
1650 Hwy. 6, Suite 300
Sugar Land, Texas 77478

Registrant's telephone number, including area code:
281 340 6725

Securities registered pursuant to section 12(b) of the Act:

Title of each class to be registered None.	Name of each exchange on which Each class is to be registered
None.

Securities registered pursuant to section 12(g) of the Act:

Title of each class to be registered Common Stock, no par value	Name of each exchange on which Each class is to be registered
None.

Table of Contents

Page Number

PART I

PART II

PART F/S: Financial Statements	27

PART III

Item 1.	Index to Exhibits	28
Item 2.	Description of Exhibits	29

SIGNATURES	30

Unless otherwise indicated in this registration statement or the context otherwise requires, all references in this registration statement to "Wow Energy, Inc.", "WOW Energies", "WOW", "the Company", "we", "us" and "our" refer to Wow Energy, Inc.

PART I

Item 1. Description of Business.

Background

WOW Energy, Inc. trades under the Assumed Name of WOW Energies and is a Texas Corporation located in the Texas Energy Center in Sugar Land, TX. WOW Energies provides patented technologies to convert efficiently nearly any heat source to electrical power and multi-pollution reduction technologies that remove nearly all pollutants from a flue gas stream, including NOx, SOx, Mercury and heavy metals as well as up to 85% of carbon dioxide (CO2) gases.

History

The Company was formed in October 1999, and it started operations in October 2004. The Company was formed to develop and market energy efficiency and pollution mitigation technologies.

WOW Energies was issued Patent 6,857,268 B2 on February 22, 2005 titled "CASCADING CLOSED LOOP CYCLE (CCLC)" and Patent 7,096,665 B2 on August 29 2006, titled "CASCADING CLOSED LOOP CYCLE POWER GENERATION". These patented technologies are collectively marketed as WOWGen®. The WOW Energies patents represent the production of efficient power from low, medium and high temperature heat generated from the combustion of fuels; heat from renewable energy sources such as solar and geothermal heat; or waste heat sources. Waste heat sources can be in the form of exhaust stack flue gases or waste heat from vented steam or steam discharged from steam turbines as well as hot water, hot oils or combined waste heat sources.

In addition to the patented WOWGen® power plants, WOW Energies has developed a multi-pollutant reduction WOWClean® system that eliminates nearly all pollutants, particulates and heavy metals, including Mercury, from flue gases exiting industrial exhaust stacks while simultaneously reducing CO2 greenhouse gas emissions by 25% or more. The WOWClean® multi-pollutant reduction system was designed to operate in conjunction with the patented WOWGen® power plant or as a stand-alone flue gas cleaning system.

The WOWGen® power plant inherently reduces emissions and Greenhouse Gases (GHG) by producing power from waste heat without consuming additional fuel and reducing the use or consumption of valuable water resources. We believe that the combination of the WOWGen® and WOWClean® system increases the overall energy efficiency of any industrial plant while simultaneously removing nearly all the pollutants from a flue gas without the need to install multiple pollution reduction systems currently used such as a Flue Gas Desulfurization (FGD) unit for SOx; Selective Catalytic Reduction (SCR) system for NOx; or Baghouse/ESP for particulate removal.

On April 1, 2005, the Company was awarded a $1,629,714 grant by the Texas Commission on Environmental Quality ("TCEQ") to build a Final Flue Gas Cleaning (WOWClean®)Pilot Plant and demonstration unit based on WOW Energies' WOWClean® technology. The initial contract required WOW Energies to contribute $250,000 of in-kind cost with a New Technology Research and Development Program ("NTRD") funding the remaining amount of $1,379,714. During the course of the project, WOW Energies contributed an additional $100,000 while reducing the TCEQ contribution by $70,752 or $1,308,962. This resulted in a total grant value of $1,658,962 of which $350,000 was contributed by WOW Energies, or 27% of the TCEQ contribution. The WOWClean® Pilot Plant was sized to handle 1,000 ACFM to 4,000 ACFM to demonstrate WOW Energies' proprietary multi-pollutant reduction technology to reduce/eliminate pollutants from flue gas streams.

The objectives of the grant program were to design, build and test a pilot plant that would (a) provide a multi-pollutant approach for solving the state's environmental problems; (b) make Texas a leader in new technologies; (c) help solve the state's environmental challenges by providing a means to reduce NOx and SOx; (d) create new business and industry in the state; (e) provide a pilot test plant that could be used to test and characterize emissions in a flue gas stream; and (f) provide industry with a viable, economical and commercially available solution to meet emission reduction goals for the State of Texas.

Testing of the WOWClean® pilot plant on several industrial facilities has demonstrated the capabilities of the technology to successfully remove virtually all SOx, NOx, particulates, heavy metals (including the removal of 85% of mercury) and up to 85% of the CO2 from the flue gases that were tested.

Employees

As of December 31, 2007, the Company had 6 full time employees and 2 part time employees. None of our employees are covered by a collective bargaining agreement, and management believes its relationship with our employees is good.

Available Information

Upon effectiveness of this Registration Statement, the Company intends to commence filing periodic reports with the Securities and Exchange Commission ("SEC"). All reports of the Company filed with the SEC will be available free of charge through the SEC's Web site at http://www.sec.gov/ In addition, the public may read any copy materials filed by the Company at the SEC's Public Reference Room located at 100 F Street, N.E. Washington, 20549. The public may also obtain additional information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

You may also request a copy of our filings at no cost by writing or telephoning us at:

WOW Energy, Inc.
Texas Energy Center
1650 Hwy. 6, Suite 300
Sugar Land,TX 77478
Telephone: 281 340 6725                 Attention: Martin Brau, Chief Financial Officer

Item 1A.Risk Factors

The risks set out below are not the only risks we face. If any of the following events occur, our business, financial condition and results of operations could be materially affected. In such case, our net asset value and the value of our equity interests could decline.

We have a limited relevant operating history and we may not be able to maintain profitability in the near term.

Our Company and management team is newly formed and has limited experience working together in this area. Such limits could adversely affect our near term performance in the management of our assets. Our failure to balance expenditures in any period with sales will create losses for the company that would require additional financing to meet cash flow requirements. The possibility of our future success must be considered relative to the problems, challenges, complications and delays frequently encountered in connection with the development and operation of a rapid growth business.

Our Growth is Dependent on Obtaining New Contracts

Our strategy is to grow by selling and licensing WOWGen® and WOWClean® systems in addition to owning and operating installations using these systems. Successful implementation of this strategy is conditional on numerous conditions, such as the ability to identify and close sales and there can be no assurance that our expansion strategy can be successfully executed.

We May Experience Significant Fluctuations in our Quarterly Operating Results

Our quarterly operating results could fluctuate for many reasons. The Company is young and has a limited history and this could be reflected in significant fluctuations in our quarterly operating results.

Legal Proceedings Could Materially Impact Our Results

We could be party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property and other proceedings arising from the ordinary course of business. Our results could be materially impacted by the decisions and expenses related to pending or future proceedings.

The loss of Key Management Could Negatively Affect Our Business

We are dependent on a number of key management and other employees. We do not maintain key person insurance on any team member. Our continued success is also dependent upon our ability to attract and retain qualified team members to meet our future growth needs. We face intense competition for qualified team members, many of whom are subject to offers from competing employers. We may not be able to attract and retain necessary team members to operate our business.

Unfavorable Changes in Government Regulation Could Harm Our Business

Our products and services are subject to various international, federal, state and local laws, regulations and administrative practices affecting our business. Projects using our systems could be delayed or prevented by difficulties in obtaining or maintaining the required approvals, permits or licenses.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future

Future Stock Option Exercises Could Impact Our Cash Flow

Although the Company currently has no stock option program, future stock option plans could impact our cash flow.

Capital Needed for Expansion May Not Be Available

The growth of the Company and the ability to undertake own and operate projects require significant amounts of capital. Sources of financing such as public offerings, bank debt, private placements of debt, internally generated cash flow may not be available to us in the future. In addition, restrictive covenants that may be imposed by lenders may restrict our ability to fund our growth.

We May Not Be Able to Adequately Protect Our Intellectual Property Rights

We rely on a combination of trademark, trade secret, patents, internal procedures, nondisclosure and non- compete agreements to protect our intellectual property. There can be no assurance that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. In addition, the laws of certain foreign countries where the products and services of the Company may be produced or sold do not protect our intellectual property rights to the same extent as the laws of the United States. Failure to protect our proprietary information could have a material adverse effect on our business, results of operations and financial condition.

Effective Tax Rate Changes and Results of Examinations by Taxing Authorities Could Materially Impact Our Results

Our future effective tax rates could be adversely affected by changes from the taxing authorities.

Changes in Accounting Standards Could Materially Impact Our Results

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, such as leases, patents, share-based compensation and accelerated depreciation on equipment are highly complex and involve subjective judgments changes in these rules or their interpretation could significantly change or add significant volatility to our reported earnings without a comparable underlying change in cash flow from operations.

The Company Has Never Paid a Dividend

The Company has never paid a dividend and has no plans to pay dividends in the foreseeable future.

Failure of our Internal Control Over Financial Reporting Could Materially Impact our Business and Results.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design or a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, internal control over financial reporting may not prevent or detect misstatements. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud, and could expose us to litigation or adversely affect the market price of the Company.

Limited Operating History; Anticipated Losses; Uncertainty of Future Results.

The Company has only a limited operating history upon which an evaluation of its operations and its prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the acceptance of the Company's business model. The Company will be incurring costs to develop, introduce and enhance its products, to establish marketing relationships, to acquire and develop product lines that will compliment each other and to build an administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, operating results and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of services and products. If cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in additional dilution to the Company's stockholders.

Management of Growth.

The Company expects to experience growth in the number of employees and the scope of its operations. In particular, the Company intends to hire additional personnel in the respective growth areas. Such activities could result in the increased responsibilities for management. The Company believes that its ability to increase its customer support capability and to attract, train and retain qualified engineering, sales, marketing, and management personnel, will be a critical factor to its future success. During strong business cycles, the Company may experience difficulty in filling its needs for qualified personnel.

Item 2. Management's Discussion and Analysis or Plan of Operation.

This Management's Discussion and Analysis of Our Plan of Operations should be read in conjunction with the audited financial statements for the year ended December 31, 2006, and for the nine months period from January 1, 2007 through September 30, 2007. The discussions also includes subsequent activities up to December 31, 2007. The financial statements have been prepared in accordance with generally accepted accounting policies in the United States ("GAAP").

This report on Form 10SB contains forward-looking statements within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended, that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as "anticipate", "expects", "intends", "plans", "believes", "seeks" and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. You should not place undue reliance on these forward-looking statements. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock.

Description of Company

The following discussion of our plan of operation for the next 12 months should be read in conjunction with our financial statements, any notes related thereto, and the other financial data included elsewhere in this registration statement.

General

WOW Energy, Inc. ("WOW Energies" or the "Company") is a Texas Corporation located in the Texas Energy Center in Sugar Land, TX. WOW Energies was formed to provide technologies for energy efficiency and for pollution mitigation. WOW Energies provides patented technologies to convert efficiently nearly any heat source to electrical power and multi-pollution reduction technologies that remove nearly all pollutants from a flue gas stream, including NOx, SOx, particulates and Mercury as well as up to 85% of CO2 gases.

Product Lines

WOWGen ® - Heat Recovery Power Plant

Thermodynamically, one of the most efficient ways to convert thermal energy (heat) to mechanical energy is with an Organic Rankine Cycle (ORC). Steam turbine power plants, refrigeration cycles and single stage turbo-expander systems are the most common and well-known ORC cycles. WOWGen® is an Organic Rankine Cycle based on the CCLC and Super CCLC patents and represents the production of efficient power from low, medium and high temperature heat generated from the combustion of fuels; heat from renewable energy sources such as solar and geothermal heat; or waste heat sources.

WOWClean ® Multi-Pollutant Reduction System

The WOWClean® is a standalone multi-pollutant removal system for installation on existing coal-fired power plants, boilers, furnaces, incinerators, gasifiers and other flue gas waste heat sources. The WOWClean® system removes nearly all the pollutants from a flue gas without using multiple pollution reduction systems such as a Flue Gas Desulfurization (FGD) unit, Selective Catalytic Reduction (SCR) system or Thermal Oxidizers (TO). In addition to removal of SOx, NOx and particulates, the WOWClean® system has demonstrated the capability of removing Mercury and heavy metals emissions and reducing CO2 greenhouse gases by 25% or more from flue gases.

Technology Applications

The Company believes that the ability of the patented WOWGen® systems to convert efficiently nearly any temperature heat source to electrical power translates into several stand-alone and supplemental power generation applications. A WOWGen® power plant can be built as a stand-alone electrical generation facility using combustible materials or renewable energy to produce/supply the heat or integrated with an existing facility to convert existing waste heat to power.

Stand-Alone WOWGen® Power Plants

Renewable energy heat sources are ideal for the production of power from a stand-alone WOWGen® power plant. Renewable energy WOWGen® power plants use naturally occurring or artificially produced heat sources. Naturally occurring heat sources are defined as renewable energy such as solar or geothermal heat sources. Artificially produced heat sources involve a furnace to produce heat from the combustion of renewably biomass fuels such as wood, farm waste, municipal solid waste (MSW), etc. as well as combustion of manmade products/gases such as hydrogen, low BTU syngases, biodiesel, methane, ethanol, etc.

Fossil fuels or other combustible materials can be used to artificially produce heat for a stand-alone WOWGen® power plant. Nearly any combustible material can be used including coal, petcoke, carbon monoxide (CO), diesel, heavy oils, crude oil, tar, natural gas, propane, butane, etc. The advantages offered by the WOWGen® system in these applications are:

The ability to size the power plant to suit the application need or the quantity and type of fuel available. WOWGen® power plant sizes can range from a few hundred KW to 50 MW;

The ability to produce power without the use of water/steam. Low BTU/SCF fuels and flare gases can be burned at the pressure levels available without the high parasitic loads associated with compressing a fuel to the higher pressures required for a gas turbine or reciprocating engine. Fuels, including heavy fuels, can be burned directly without treatment in certain combustion systems.

Integrated WOWGen® Power Plants

Integrated power plants are generally associated with waste heat recovery where the WOWGen® power plant is located adjacent to a waste heat source. Waste heat sources can be the flue gases available from power plant boilers, incinerators, furnaces, kilns, foundries, glass plants, etc.; the exhaust gases from gas turbines and internal combustion engine exhaust; the exhaust from a steam turbine; vented steam; hot water; hot thermal oils; or combinations of all the above.

The WOWGen® based on the patented Super CCLC system is a combined cycle configuration that integrates a CCLC system with a steam turbine. We believe that the Super CCLC offers the advantages of higher steam turbine power plant efficiencies while reducing maintenance costs and the reduction of water usage, treatment and contamination relative to a vacuum (condensing) steam turbine, the main type of power plant used to generate electricity in the U.S.

WOWGen ® Applications

We believe that there are numerous opportunities and applications that are ideally suited to the ability of the CCLC and Super CCLC system to produce efficient power from nearly any heat source. Several are discussed below.

(a) Industrial Process Plants
(b) Pipeline Compressor Stations
(c) Coal Gasification, Coal and Petcoke Power Plants
(d) Combined Cycle Gas Turbine/Internal Combustion Engine Power Plants
(e) Advanced Gas Turbine Combined Cycle Plant
(f) Small Gas Turbine & Reciprocating Engine Combined Cycle Plants
(g) Geothermal Power Plants
(h) Biomass Power Plants
(i) Solar Power Plants
(j) Combined Heat, Refrigeration & Power (CHARP)

(a) Industrial Process Plants

Most industrial plants use fossil fuels as the source of energy to produce products. These processes are generally exothermic and at best 35% efficient with the remaining 65% of the fuel energy consumed being discharged to the environment in the form of waste heat. In terms of producing power using the WOWGen®, we believe that waste heat is comparable to the heat available from solar and geothermal renewable energy sources except it is a man-made by-product of inefficient industrial processes. Solar and geothermal energy sources are considered renewable energy whereas heat from inefficient processes is termed waste heat, even though this waste heat can be converted to power with the WOWGen® system without consuming additional energy or polluting the environment. Waste heat represents trillions of BTUs dumped into the environment every hour of every day by the oil & gas, petrochemical, metals, pharmaceutical, cement, pulp & paper, glass, chlorine, power generation and other industries. Typical waste heat sources are generally in the 300 Fahrenheit to 700 Fahrenheit temperature range.

(b) Pipeline Compressor Stations

The Company believes that one of the most promising applications of the WOWGen® technology is converting the waste heat to power available from gas turbine and reciprocating engine driven compressors used to transmit natural gas and other commodities in pipelines. These engine driven compressors generate large amounts of waste heat that is exhausted into the atmosphere. We estimate that producing power from this waste heat source using the WOWGen® system is an excellent method to convert this thermal resource efficiently and cost effectively into electricity. Pipeline companies generally utilize identical gas turbines or natural gas reciprocating engines, thereby offering the opportunity to supply the same WOWGen® power plant to numerous customers. In addition to producing power from waste heat, other advantages of installing a WOWGen® power plant at gas pipeline compressor stations is:

The amount of waste heat available generally restricts the power plant size from 1 MW to 10 MW, which we believe is an ideal size for a WOWGen® system. To achieve equivalent heat conversion efficiencies, condensing steam turbine power plants are required which are less desirable alternatives for these size power plants.

The WOWGen® system produces power without the direct use of water. This is critical for sites located where subzero temperatures can occur, or are common, where an accidental or emergency shutdown can cause water working fluids used in steam turbines to freeze resulting in severe equipment damage.

As is the case for gas turbine and diesel/natural gas reciprocating power plants, ORC systems such as the WOWGen® do not require continual presence of operating personnel. This is estimated to reduce operating and maintenance costs and allows remote operation of the ORC power plant. By comparison, for steam turbine power plants, regulatory codes require the continuous presence of operating personnel.

(c) Coal Gasification, Coal and Petcoke Power Plants

We also believe that the WOWGen® can be used to enhance the production of electricity from large power plants that utilize coal or petcoke as a fuel or where it may be more practical to use these fuels in a smaller (5 MW to 50MW) stand-alone WOWGen® power plant. In particular, the WOWGen® configuration can be utilized in a new grass roots coal fired or petcoke fired power plant. Additionally, existing condensing steam turbine power plants could be converted to a Super CCLC configuration by converting the condensing steam turbine to a backpressure steam turbine. Benefits include increased output; reduction of pollutants; and the use of low temperature pollution control systems like the FFGC on existing boiler exhaust stacks.

Another major advantage of the WOWGen® system is estimated to be the ability of integrating the technology in coal gasification plants. The WOWGen® system can be used to convert waste heat to power at various stages of the coal gasification process or as a stand-alone power plant that can efficiently burn the high hydrogen, CO or low BTU gases generated by the gasification process.

The advantage offered by the WOWGen® system is the ability to burn the hydrogen fuels directly in a furnace to produce heat without incurring the extremely high parasitic loads required to compress hydrogen to the high pressures required by advanced gas turbine which can represent 25 % or more of the net output.

(d) Combined Cycle Gas Turbine/Internal Combustion Engine Power Plants

The WOWGen® system can be used to convert the waste heat from a gas turbine or internal combustion reciprocating engine operating on liquid or gaseous gas fuels into electrical power. Historically, combined cycle systems have been comprised of a gas turbine and steam turbine unit. With the WOWGen® system, equivalent efficiencies are now available with an alternative ORC system. Benefits of a WOWGen® combined cycle include the production of additional electricity; economic small sized power plants; reduction of pollutants and greenhouse gases; eliminating the requirement to use water to produce combined cycle power; elimination of water usage, treatment and contamination; lower operation & maintenance costs since a WOWGen® power plant can be operated without continuous maintenance personnel; and the ability to reduce/eliminate emissions in existing engine flue gases using the WOWClean® low temperature pollution control system. Until the introduction of the efficient WOWGen® power plant, combined cycle reciprocating engine systems were not practical due to significantly lower exhaust flows (but high temperatures), compared to gas turbines, making it uneconomical and/or impractical to use a condensing steam turbine.

(e) Advanced Gas Turbine Combined Cycle Plants

Recently introduced advanced gas turbines, such as GE's new 100 MW simple cycle LMS 100 and Solar Gas Turbine's 4.5 MW Mercury50 offer high simple cycle efficiencies but low exhaust gas temperatures. Typical gas turbine exhaust temperatures are in the range of 900 Fahrenheit to 1100 Fahrenheit whereas the temperatures of these advanced gas turbines are in the 700 Fahrenheit range. While operating in a simple cycle mode these advanced gas turbines are 10% more efficient than other gas turbines but very inefficient in a combined cycle mode due to the low exhaust gas temperatures when using steam turbines. The WOWGen® system is estimated to offer high combined cycle efficiencies for these advanced gas turbines by efficiently producing power at the reduced exhaust gas temperatures.

The Company has confidentiality agreements with both GE and Solar Gas Turbines and is working with these organizations to develop combined cycle systems, using the WOWGen® technology, with estimated overall efficiencies equivalent to gas turbines with higher exhaust gas temperatures.

(f) Small Gas Turbine & Reciprocating Engine Combined Cycle Plants

Generally it is not cost effective or practical to build combined cycle gas turbine/steam turbine power plants sized much below 10 MW, particularly since the steam turbine contribution is only 1/3 of the total output. Further, to achieve high combined cycle efficiencies requires the use of more expensive condensing (vacuum) steam turbines that require water treatment plants; have high operating and maintenance costs; and require the continuous presence of operating personnel.

The ability to supply small and efficient WOWGen® power plants that use little or no water or require continuous presence operating personnel we believe make it practical and economical to construct combined cycle power plants below 10 MW to 15 MW using the waste heat generated by smaller gas turbines or internal combustion (IC) reciprocating engines.

(g) Geothermal Power Plants

Many geothermal plants use steam turbines to convert the geothermal resource (steam, hot water or a mixture) to electrical power. Most of the steam turbine power plants are installed at sites where 450 Fahrenheit to 550 Fahrenheit geothermal steam is available. However, the vast majority of geothermal steam is available at or below 300 Fahrenheit where it is not practical to install steam turbine power plants. Consequently, low temperature geothermal resource power plants are generally configured with single stage ORC systems due to the inefficiency of low temperature/low pressure steam turbine systems. The ORC system offers the geothermal plant owner the ability to enhance power output without the negative environmental impact associated with flashing the geothermal steam, which is necessary to produce power using steam turbines. We believe that the WOWGen® system can indirectly transfer the heat from the geothermal resource (steam or water/brine) to vaporize the WOWGen® working fluid without exposing the geothermal resource to the environment. The cooled geothermal resource can then be re-injected back into the reservoir without introducing hazardous chemicals or polluting gasses to the environment, as is the case with steam turbine systems.

Regardless of the technology used, low temperature geothermal resources result in low energy conversion efficiencies. However, we believe that the WOWGen® technology offers the ability to increase overall efficiency of a geothermal power plant by reheating the working fluid to higher temperatures, thereby taking advantage of the WOWGen® increasing efficiencies with temperature. The reheat can be supplied by burning a fuel such as natural gas or biomass in a reheat furnace or solar energy can be used to superheat the working fluid to higher temperatures.

(h) Biomass Power Plants

Generating electricity from burning of agricultural waste, landfill waste, landfill and low Btu landfill gases are classified as renewable energy systems. Generally these power plants are characterized by inefficient conversion of energy, high maintenance costs and capital intensive since condensing steam turbines are required to achieve high efficiencies. We also estimate that agricultural and waste burning plants can utilize the WOWGen® technology in a similar manner to coal and petcoke fired power plants using incineration, combustion furnaces or gasification technologies. For example, we believe that converting landfill gas to power benefits from the WOWGen® technology due to the ability to generate more power and electricity from lower temperature combustion without the high parasitic loads associated with compressing the low BTU gas to pressures required by a gas turbine or reciprocating engine. Further, unless the heating value of the fuel is at or above 400 BTU/SCF, it is generally not considered an acceptable gas turbine fuel. We believe that the WOWGen® power plant can burn nearly any type of fuel to produce heat including gases with heating values below 100 BTU/SCF. Additionally, the WOWGen® power plant can also be used in a combined cycle mode where natural gas engines are used to burn low BTU landfill gas.

We believe that the biomass industry will also benefit from the WOWGen® technology wherein smaller power plants can be sized and built to suit local fuel supplies and electrical power needs thereby eliminating the high cost of transporting fuels from remote locations or great distances. Although not considered a renewable energy source, the WOWGen® technology can also be used to burn flare gases with the same advantages offered the biomass industry of a WOWGen® power plant sized to match the volume of gas available.

(i) Solar Power Plants

The Company believes that converting solar energy to power is an ideal application of the CCLC technology and will allow power generation from solar fields to be price competitive with other forms of power generation. This is due to the ability of the WOWGen® system to produce efficient power at lower heat source temperatures. A primary impediment to efficient conversion of solar energy to power is the temperature restrictions on heat transfer fluids and the requirement to store these fluids for use when solar energy is not available. The most common heat transfer fluids (HTF) are thermal oils, which are limited to continuous operating temperatures well below 800 Fahrenheit. At or below these temperatures the WOWGen® offers higher efficiencies than condensing steam turbines but more importantly, does not use water as the working fluid. Water is scarce or unavailable resource in those regions where solar energy is predominant. Also, the WOWGen® power plant can be sized and built to suit local or regional power requirements at reasonable prices.

(j) Combined Heat, Refrigeration & Power (CHARP)

A unique capability of the WOWGen® is estimated to be the ability to provide both heating and refrigeration in addition to power. The WOWGen® temperatures, prior to condensing, are suitable for heating water to 120 Fahrenheit and above for hot water and other heating applications. Propane, ammonia and Freon® are used extensively in industry as a refrigerant to provide temperatures as low as 40 Fahrenheit to chill water for cooling, air conditioning and other needs. The WOWGen® can provide refrigeration by expanding a slipstream of pressurized working fluid (propane for example) with a turbo-expander to drop the temperature to as low as minus 40 Fahrenheit. By connecting the turbo-expander to a compressor, the expanded vapor can be compressed back to WOWGen® operating pressures, using the horsepower generated during expansion, and re-introduced into the closed loop cycle. Since it takes more power to compress a vapor than what is available from expanding the vapor, an electric motor or auxiliary drive off the WOWGen® turbo-expander system is required to compensate for this difference.

We estimate that the ability to provide refrigeration offers additional efficiency benefits to a gas turbine/ WOWGen® combined cycle installation. Gas turbines produce considerably more output at lower ambient temperatures due to lower air densities, which increase the gas turbine inlet mass flow at a given operating speed. Many gas turbine installations use inlet cooling to produce additional output when ambient temperatures are high. The increased output, however, is at the expense of the electrical power used by mechanical refrigeration systems to cool the inlet air. We calculate that the WOWGen® cycle has significant BTUs available for providing refrigeration at reduced parasitic loads to increase the overall output of a gas turbine/ WOWGen® power plant.

WOWClean® Applications

The Company has estimated that the capital cost to remove multiple pollutants such as SOx, NOx, particulates and heavy metals, including Mercury, is reduced using the multi-pollutant reduction WOWClean® system, primarily due to the reduced physical size and lower material costs associated with a low temperature flue gas environment.

We believe that a significant advantage of the WOWClean® system is that the chemical cost to remove SOx and NOx is equivalent to the cost of chemicals required to remove the same pollutant levels when using the multiple pollution removal processes currently used in industry. Also, in the WOWClean® system Mercury and CO2 is removed in addition to SOx and NOx without additional chemical injection.

We estimate that full-scale units are available for nearly every application and the WOWClean® and the Company believes that a system is available as a retrofit unit for installation at the end-of-the-line of most industrial processes as well as new facilities or plant expansions.

We believe that emission free flue gases are now a reality and retrofitting existing coal fired power plants with the WOWClean® system provides the means to convert existing coal fired power plants to near zero emission plants while removing a majority of the Mercury and CO2.

Business Strategy

The Company's business strategy is to make the WOWGen® and WOWClean® technologies widely available to all industries, with WOW Energy, Inc. taking a relatively small revenue stream from each installation from the life of the plants. The Company also plans to license as well as to build, own and operate units using the WOWGen® and WOWClean® technologies. Additional revenue sources are expected to come from emission credits generated by our technologies.

The Company does not anticipate having to manufacture, or plan to manufacture, equipment or components with the possible exception of certain components that protect the proprietary nature of our technologies.

The WOWGen® components consist of commercially available turbo-expanders, heat exchangers and pumps, which can be sourced from numerous and competing domestic and international manufacturers. Similar WOWGen® components to those used by us have been operating for decades with hundreds of thousands of hours of reliable service, primarily in refineries and petrochemical plants and are generally used to drive generators, pumps and compressors. There is not a specific size or configuration of a turbo-expander generator set as is characteristic of the power generation industry when purchasing a specific diesel/natural gas reciprocating engine or gas turbine generator set. Turbo-expanders are sized to suit the application and generally on a one-off basis. In the turbo-expander industry, it is rare to find more than a few units of the exact size, arrangement or configuration. However, this is equivalent to sizing a boiler, steam turbine and boiler feed water pump for a steam turbine system, sized to match a particular heat source or client power need.

The WOWClean® components consists of commercially available transformers, pumps, valves, metering devices and controls which can be sourced from numerous and competing domestic and international manufacturers. These components are proven in industrial applications and have been operating for decades with hundreds of thousands of hours of reliable service. We plan to size the WOWClean® systems to match a particular flue gas flow, incoming pollutant level and desired air pollutant removal.

The Company provides the process flow and preliminary design of a WOWGen® and/or WOWClean system including detailed component specifications to our clients for a design fee. The Company also has arrangements with engineering procurement and constructing companies and engineering firms wherein the objective is to provide the client with a total turnkey system including the design, construction, installation, start-up and operation and management, if required. The Company will also work with the client or its representative in the event the client wishes to perform in-house engineering; purchase and install the components themselves; or contract with a third-party engineering, procurement and construction firms; or combinations thereof. The component manufacturers guarantee performance and provide warranties for their specific equipment and integrated systems. We estimate that existing supplier manufacturing facilities are adequate to provide equipment and component quantities necessary to support the Company and its clients expected business needs in the short and medium term.

The Company anticipates revenues from (a) feasibility studies; (b) design fees based on the total contract price of a system; (c) royalties on long term revenue streams from the production and sale of electricity; (d) the direct sale of WOWGen® power plants, or WOWClean® pollution reduction systems, that can range from a few hundred thousand dollars to multi-million dollar contracts; (e) technology licensing fees and (f) fees and revenue/profit sharing from the development, installation, operation and financing of independently developed projects. Revenues are also anticipated to be generated from the sale of chemical additives for the operation of WOWClean® systems. Additionally, the Company anticipates sharing or receiving fees associated with emission credits resulting from the pollution reduction capabilities of its WOWGen® and WOWClean® technologies. The Company also anticipates benefiting from accelerated depreciation tax credits, investment tax credits (ITC); production tax credits (PTC); state and local incentives for power produced from renewable energy sources; or the supply of electrical power that allows utilities to meet Renewable Portfolio Standards (RPS).

The Energy Independence and Security Act of 2007 (2007 Energy Bill) has several provisions that the Company anticipates will greatly benefit our technologies. In particular, the inclusion of waste heat recovery as a technology recognized for improving energy efficiency, the establishment of a waste heat recovery incentive grant program to provide incentive grants of $ 10/MW to owners and operators of projects, and in the case that they produce excess power, the requirement that this excess power must be purchased by the utility at retail rates.

Build, Own and Operate units using WOWGen® and WOWClean®technologies.

The Company also plans to build, own and operate installations using its technologies. This will be undertaken on a project by project basis, taking into account the attractiveness of each project and its ability to generate a minimum financial rate of return. For these installations the Company will also look at suitable financial structures such as project finance and financial leasing as well as working with other operators and investors.

Technology Royalties and Licensing

The Company pays royalties on the Cascading Closed Loop Cycle and Cascading Closed Loop Cycle Power Generation patents of up to 10% of net revenues. To date, no royalties have become due. The Company also plans to license its technology to key service providers that have the demonstrated financial, technical and sales presence required to actively promote the technologies and implement the resulting projects.

Raw Materials

The Company does not manufacture any products directly but purchases off-the-shelf equipment from multiple suppliers that can be sourced both domestically and internationally. In the future, the Company may manufacture certain components where there is a clear cost and profitability advantage, or where the protection of the proprietary technology is safeguarded. However, it should be noted that raw material prices, particularly stainless steel and copper, have an impact on the Company's competitive pricing.

Research and Development

The Company undertakes some research and development on the applicability and adaptability of its technology to particular industrial applications. On the whole, this research and development is undertaken directly for specific fee paying clients. The Company does not anticipate an immediate need to incur additional research and development costs. This situation may change as the company grows and new applications and technologies are developed.

Insurance

We maintain general business and liability insurance. Through December 1, 2006 the Company purchased workers compensation insurance directly from an insurance company. From December 1, 2006 onwards, workers compensation insurance has been provided by Administaff on behalf of WOW Energy, Inc. employees.

Liquidity and Capital Resources

Our liquidity requirements arise principally from our working capital needs, including funds needed to run and develop our business.

Employees

As of November 30, 2006 , the Company had 7 full time employees and 2 part time employees. On December 1, 2006 , we contracted with Administaff for all of our full time employees. Administaff handles all payroll responsibilities and is responsible for making available to employees benefits such as basic life insurance and healthcare. Employees hold contracts of employment with Administaff.

None of our employees are represented by a labor union, and we have never experienced any labor dispute, strike or work stoppage. Our future success is largely dependant on our ability to attract and retain qualified personnel.

Trademarks

Trademarks owned by the Company include, but are not limited to the WOWGen® and WOWClean® brands.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonably under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions.

Item 3.Description of Property.

We lease 11,350 square feet of offices in Sugar Land, Texas. Part of this leased office space is sub-let on a commercial basis. Currently over 60% of the office space is sub-let.

The Company owns 2 patents:

US Patent No. 6,857,268 issued on February 22, 2005 titled: Cascading Closed Loop Cycle (CCLC);

US Patent No. 7,096,665 issued on August 29, 2006 titled: Cascading Closed Loop Cycle Power Generation.

Item 4.Security Ownership of Certain Beneficial Owners and Management.

There are currently 83 shareholders of the Company's stock as the following table identifies the ownership of each officer, director and significant shareholder owning beneficially 5% or more of the outstanding shares.

Name and Address of Beneficial Owner(1)(2)	Amount of Beneficial Ownership	Percent
Joni Stinger	3,856,713	37.87%
Martin Brau	2,551,884	25.06%
Mario Romero	978,300	9.61%
Robert Derks	493,650	4.85%
Stan Buratto	393,033	3.86%
David Lukcic	200,000	1.96%
Nicolae Giurgea	100,000	0.98%
All Directors and Executive Officers as a Group (6 persons)	4,716,867	46.32%

Notes: (1) Unless otherwise noted, the address of each person or entity listed is c/o Wow Energy, Inc., Texas Energy Center, 1650 Hwy. 6, Suite 300 Sugar Land, Texas 77478.

(2) Beneficial ownership of securities: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities is a person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Our business and affairs are managed under the direction of our Board of Directors. The Board of Directors currently consists of four members, one of which in not an "Interested Person" of the Company as defined in Section 2(a )(19) of the 1940 Act. We refer to this individual as our independent director. Our Board of Directors elects our officers, who will serve at the discretion of the Board of Directors.

Board Composition

At each annual meeting of our stockholders, all of our directors are elected to serve from the time of the election and qualification until the following annual meeting of stockholders. The exact number of directors is to be determined from time to time by resolution of the Board of Directors.

Each officer is elected by, and serves at the discretion of the Board of Directors.

Information regarding the Board of Directors is as follows:

Name	Age	Position
Stanley Buratto	64	Chairman of the Board of Directors and Director
Mario Romero	50	President, Chief Executive Officer and Director
Martin Brau	46	Vice President, Chief Financial Officer, Treasurer, Secretary and Director
Robert Derks	59	Independent Director

The address of each director is c/o Wow Energy, Inc., Texas Energy Center , 1650 Hwy. 6, Suite 300, Sugar Land, Texas 77478 .

Executive Officers Who Are Not Directors

Name	Age	Position
David Lukcic	65	Vice President
Nicolae Giurgea	52	Vice President

The address of each executive officer is c/o Wow Energy, Inc., Texas Energy Center , 1650 Hwy. 6, Suite 300, Sugar Land, Texas 77478 .

Biographical Information

Directors

Stan Buratto. Mr. Buratto is the former Chairman/CEO and founder of LifeLast, Inc. a coatings manufacturer in Vancouver, Washington. Mr. Buratto is also the founder of other companies including The Plus One Group, which developed various coating technologies. Mr. Buratto joined WOW Energies as Vice-President in 2006 and assumed the role of Chairman of the Board of Directors in December 2007. Mr. Buratto has 40 years experience working in the chemical, coatings, pulp and paper, water treatment and oil and gas business in technical, sales and management positions. He has developed patents in the coatings, pulp and paper, wood treating, and industrial cleaning businesses. Stan has Chemistry and Business degrees from the University of Idaho in Moscow, Idaho and started his career with Shell Chemical Company working for the Industrial Chemicals, Petrochemicals and Resins Divisions. Mr. Buratto went on to found and run three companies in various chemical industries before joining WOW Energies.

Mario Romero. Mr. Romero, a co-founder of WOW Energy, Inc. currently serves as President and Chief Executive Officer of WOW Energies and was the former President of Energis, LLC a wholly owned subsidiary of Holcim, USA. Mr. Romero has over 20 years experience in the industrial services and environmental industries. He has held executive positions at Safety-Kleen, Corp., Philip Services, Corp., The GNI Group, Inc. and Scaltech International LLC, where he distinguished himself through the successful execution of startups, operational turnarounds, business development and integration of acquired businesses, domestically as well as internationally. Operating within companies up to $2 billion in revenues, Mr. Romero has managed companies with revenues to $300 million, capital budgets to $150 million, up to 67 international sites and 1800+ employees. Mr. Romero has started up companies in the USA, Argentina, Brazil and Spain and managed the integration of acquired businesses in the USA, Germany, France, Belgium, Spain and Italy. Mr. Romero has an MBA from the University of Chicago and an MS and BS in Chemical Engineering from Illinois Institute of Technology. He is a Professional Engineer in the State of Illinois and Member of the American Institute of Chemical Engineers. Mr. Romero has extensive international experience in Europe and Latin America including a four-year assignment in Dusseldorf, Germany, as Director of European Operations for Safety-Kleen and Vice-President, International for Philip Services. He is proficient in five languages, including Spanish, German, French and Portuguese. In addition to having served as Director on several Boards.

Mr. Romero has been recognized by various organizations including Who's Who in America , International Youth in Achievement, Outstanding Young Men of America and as a Member America's Registry of Outstanding Professionals and Honored Member Strathmore's.

Martin Brau. Martin Brau, a co-founder of WOW Energy, Inc., started his career in international investment banking, specifically in mergers & acquisitions, public offerings, acquisition finance, project finance, structured finance and joint ventures. Mr. Brau initially worked in the City of London as a corporate finance advisor to the British Government under the Margaret Thatcher and John Major premierships where he worked on transactions with a value in excess of $30 Billion. In 1996 he joined Santander Investment (part of Santander Bank, the 4th largest financial institution worldwide), working in the corporate headquarters in both the investment and retail international banking divisions, advising major worldwide corporations and governments on numerous transactions, including the sole arranging of the financing of the acquisition of National Westminster Bank by the Royal Bank of Scotland, one of the largest banking transactions in Europe and the acquisition finance of ATC in London, a capital intensive equipment leasing company with a value of around $2 Billion. In the energy sector, Mr. Brau worked on various IPOs and has advised European governments on the deregulation of electricity. Mr. Brau has a Masters of Art Degree from Edinburgh University, Scotland and an MBA from the University of Stirling, Scotland. Mr. Brau has lectured as a visiting professor at several universities and business schools on corporate finance subjects.

Robert Derks. In November 2005 Robert joined WOW Energy as a Vice President and Director with responsibility for commercial expansion. In June 2005, Robert retired as CEO and assumed the role of the President of the Board of Directors of Carmeuse North America. Robert joined Carmeuse (North America's largest lime producer) in May 2001 as President and Chief Executive Officer. Robert had previously served as President of several Chemical Lime operations. After serving in the United States Navy in Viet Nam and graduating Magna Cum Laude from Central Michigan University with a Bachelor of Science Degree in Marketing and Economics; Robert received an MBA from Pepperdine University in 1982 and Adjunct Professor Credentials at Golden Gate University in 1988. Robert started his career with Dow Corning Corporation as a Product Manager for several worldwide product lines and has worked as Marketing Manager for Electro-Test (recognized by INC magazine as one of the 500 fastest growing Companies).

Audit Committee and Audit Committee Financial Expert

We do not currently have an audit committee financial expert, nor do we have an audit committee. As our business expands and as we appoint others to our board of directors we expect that our independent director will assume this role, or alternatively, we will seek a qualified independent expert to become an additional member of our board of directors. Before retaining any such expert our board of directors would make a determination as to whether such person is independent, and otherwise meets the requirements of an audit committee financial expert.

Item 6.Executive Compensation.

Summary Compensation Table

The following table sets forth the total compensation paid to, or accrued by, the Company's highest paid executive officers during the 9 months ended September 31, 2007. No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below and its accompanying notes, were paid to these executive officers during this period.

Name and Position	Fees Earned or Paid in Cash	Annual Compensation Bonus	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Stan Buratto Chairman of the Board of Directors(1)	0	0	0	0	0	0	0
Mario Romero, President and Chief Executive Officer(2) (3)	$75,000	0	0	0	0	0	$75,000
Martin Brau, Chief Financial Officer, Treasurer and Secretary	$52,500	0	0	0	0	0	$52,500
Nick Giurgea, Vice President(4)	$56,250	0	0	0	0	0	$56,250
David Lukcic, Vice President(5)	0	0	0	0	0	0	0

Notes:

(1) On September 1, 2006 the Board of Directors of the Company approved a total of 393,033 of Promoter's Reserved Shares to be issued to Stan Buratto upon joining the Company on a full time basis. Of these shares, 157,213 are conditional of Mr. Buratto staying with the Company for a period of two years from the date of the issue of these shares.

On September 1, 2006 the Board of Directors of the Company approved a total of 441,650 of Promoter's Reserved Shares to be issued to Mario Romero upon joining the Company on a full time basis. Of these shares, 176,660 are conditional of Mr. Romero staying with the Company for a period of two years from the date of the issue of these shares.

On December 17, 2007 the Board of Directors of the Company approved a total of 82,560 shares of Promoter's Reserved Shares to be issued to Mario Romero upon assuming the role of Chief Executive Officer.

On December 17, 2007 the Board of Directors of the Company approved a total of 100,000 shares of Promoter's Reserved Shares to be issued to Nicolae Giurgea upon joining the Company on a full time basis. Of these shares, 75,000 are conditional of Mr. Giurgea staying the Company for a period of two years from the date of the issue of these shares.

On December 17, 2007 the Board of Directors of the Company approved a total of 200,000 shares of Promoter's Reserved Shares to be issued to David Lukcic upon joining the Company on a part time basis. Of these shares, 100,000 are conditional of Mr. Lukcic staying the Company for a period of two years from the date of the issue of these shares.

Also, on December 17, 2007 the Board of Directors of the Company approved a total of 35,000 of Reserved Shares to be issued to Kristofer Hunt for assuming additional responsibilities for the Company. 15,000 of these shares are conditional of Mr. Hunt remaining with the Company for a period of two years from the date of the issue of these shares. Mr. Hunt is a full time employee of the Company.

Director Independence

The Company is not currently listed on any national exchange, or quoted on any inter-dealer quotation service that imposes independence requirements on any committee of the Company's directors, such as audit, nominating or compensation committee.

Item 7.Certain Relationships and Related Transactions and Director Independence

None.

Item 8. Description of Securities.

The following sets forth the material terms of the Company's securities. However, a more detailed description of our securities is contained in the Company's Articles of Incorporation, incorporated by this reference and included as an exhibit to this Form 10SB.

Common Stock

There were 10,183,000 shares of common stock issued and issued and outstanding as of the date of this registration of which 237,420 of these shares are held by the company and classified as reserved shares (Reserve Shares). Reserve Shares have been used to attract new employees or are used as other employee incentives.

Our original Articles of Incorporation authorize the issuance of up to 10,000,000 shares of common stock, with no par value. In November of 2007 the shareholders of the Company authorized the increase of the Company's authorized shares by a further 10,000,000, bringing the total of authorized issuance of up to 20,000,000 shares of common stock. An amendment to the Corporation's Articles of Association was filed with the office of the Texas Secretary of State. The certificate of amendment to the Corporation's Articles of Association has not yet been issued by the Texas Secretary of State as of the date of this Registration on Form 10-SB.

Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock.

Holders of our common stock have no preemptive rights to purchase the Company's common stock. There are no conversions or redemption rights or sinking fund provisions with respect to the common stock. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

Our Articles of Incorporation do not authorize the issuance of Preferred Stock. There are presently no shares of preferred stock outstanding.

Debt Securities

As of December 31, 2007 , there were no outstanding debt securities.

Options

As of December 31, 2007, there were no outstanding options to purchase shares of common stock.

Warrants

As of December 31, 2007 , there were no warrants outstanding to purchase shares of common stock.

Dividend Policy

The Company has not issued any dividends on the common stock to date, and does not intend to issue any dividends on the common stock in the near future. We currently intend to use all profits to further the growth and development of the Company.

Reports to Stockholders

The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31, containing financial statements audited by its independent certified public accountants.

The SEC maintains an Internet site at http://www.sec.gov/ that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. ,Washington, D.C. 20549 (call 1-800-SEC-0330 for information). Our website is located at http://www.wowenergies.com/.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

As of December 31, 2007 , there were 83 holders of record of WOW Energy, Inc. common stock.

On January 9, 2007 the company successfully closed a Small Companies Offering Registration (SCOR) for 950,000 shares at a price of $1.00 each. The offering was registered with the Texas State Securities Board which was approved in January of 2006. The offering was fully subscribed and formally closed in January 9, 2007 , raising a total of $950,000 and bringing in a total of 71 new shareholders.

There is no established public trading market for our common stock. We cannot assure you that a public trading market for our common stock will ever develop or be maintained. We have not applied for a listing on any public trading exchange; however, the Company is voluntarily filing this Registration Statement on Form 10SB to establish the eligibility requirements for a potential listing on the OTC Bulletin Board at a future date by asking at least one broker/dealer to make appropriate filings with the National Association of Securities Dealers and to serve as market maker, which requires all listed companies to be registered with the Securities and Exchange Commission (the "SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and to be current in its required filings once so registered.

The Securities and Exchange Commission has promulgated rules affecting so-called "Penny Stocks," which are defined in Rule 15g-9 promulgated under the Exchange Act as equity securities whose market price is less than $5.00. We anticipate that our stock may fall under this definition. Transactions in Penny Stocks are restricted and regulated in several ways:

Brokers must approve a client's account for transactions in Penny Stocks by obtaining information about the client's financial situation and making a determination that Penny Stocks are suitable for the client, or that clients have sufficient experience to evaluate the investment in a Penny Stock themselves;

Brokers must receive a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased;

Brokers must deliver to the client prior to a transaction in Penny Stocks a written disclosure statement highlighting the basis for the suitability decision, as well as that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions; and

Brokers must furnish the client with monthly account statements with recent price information about the client's Penny Stocks and setting forth information about the limited market in Penny Stocks.

These regulations could make it more difficult for investors to transact in our common stock, and therefore, a market in our securities may be less developed than that of otherwise similar issuers who are not subject to Penny Stock regulations.

Item 2. Legal Proceedings.

There were no material developments in any legal proceedings to which the Company is a party during the fiscal year 2006.

During 2004, the Company's Board of Directors became aware that Farouk Mian, a co-inventor of the CCLC and Super CCLC technology, was attempting to market the CCLC technology even though the patents were assigned to WOW Energy, Inc. by the inventors Mr. Stinger and Mr. Mian. Mr. Mian was asked to cease and desist from such wrongful activities, but refused at which time the Board of Directors of the Company was forced to take legal action against Mr. Mian for attempting to profit at the expense of the corporation. This legal action was subsequently dropped but the Company preserved its right to pursue legal action in the future, if necessary to protect its interests. The Company believes Mr. Mian ceased to represent that he had the rights to the CCLC technology but may be pursuing business using an alternative technology which may or may not be similar.

From time to time, we may also become a party to other litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, breach of contract claims and other matters.

Item 3. Changes in and Disagreements with Accountants.

There have been no disagreements between the Company and Bailes Bates and Associates, LLP, the Company's accountants on any matter or accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter thereof in their report on the Company's financial statements for such periods.

Item 4. Recent Sales of Unregistered Securities.

None.

Item 5. Indemnification of Directors and Officers

Each Director and Officer, or former Director or Officer, or any person who may have served at the request of the Company as a Director or Officer of another corporation in which the Company owns shares of capital stock, or of which the Company is a creditor, is indemnified by the Company against reasonable costs and expenses as set out under the provisions of Article 2.02-1 of the Texas Business Corporations Act as now or hereafter adopted.

The Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company similar to those conferred to directors and officers of the Company. The rights to indemnification and to the advancement of expenses are subject to the requirements of the 1940 Act to the extent applicable.

PART F/S: FINANCIAL STATEMENTS

Set forth below.

PART III

Item1. Index to Exhibits

      3.1 Certificate of Incorporation of Wow Energy, Inc.

      3.2 Articles of Incorporation of Wow Energy, Inc.

      3.3 Certificate of Operation under Assumed Name for "WOW Energies".

      3.4 By-Laws of WOW Energy, Inc., as amended.

      3.5 Patent 6,857,268 B2 titled: "CASCADING CLOSED LOOP CYCLE (CCLC)" assigned to Wow
      Energy, Inc.

      3.6 Patent 7,096,665 B2titled: "CASCADING CLOSED LOOP CYCLE POWER GENERATION"
      assigned to Wow Energy, Inc.

Item 2. Description of Exhibits

Set forth below.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WOW ENERGY, INC.

Date: January 4, 2008

By:

          /s/Mario Romero

          Mario Romero
          President and Chief Executive Officer

          /s/Martin Brau

          Martin Brau
          Chief Financial Officer, Treasurer and Secretary

WOW ENERGY, INC.
FINANCIAL STATEMENTS
CONTENTS

Unaudited Financial Statements for the Nine Months Ended September 30, 2007:
Balance Sheet	F 1
Statement of Income	F 2
Statement of Cash Flow	F 3
Notes to Financial Statements	F 4 to F 6

2006 Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F 7

Balance Sheet	F 8
Statement of Income	F 9
Statement of Changes in Stockholder's Equity	F 9

Statement of Cash Flow	F 10
Notes to Financial Statements	F 11 to F 15

2005 Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F 16

Balance Sheet	F 17
Statement of Income and Changes in Stockholder's Equity	F 18
Statement of Cash Flow	F 19

Statement of Changes in Stockholder's Equity	F 20
Notes to Financial Statements	F 21 to F 23

WOW ENERGY INC.
Balance Sheet

	September 30,	December 31,
	2007	2006
	(unaudited)
	---------------	---------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 1 and 8)	$ 396,181	$ 434,423
Accounts receivable (Note 2)	- -	402,986
Prepaid expenses	10,750	24,021
	---------------	---------------
Total Current Assets	406,931	861,430
	==========	==========

OTHER ASSETS:
Property and equipment at cost (Note 3)	44,925	26,904
Intangible assets (Note 3)	261,606	121,828
Deposits, etc. (Note 7)	41,617	- -
Less: Accumulated depreciation/amortization (Note 3)	(86,386)	(36,035)
	---------------	---------------
Net Other Assets	261,762	112,697
	---------------	---------------
TOTAL ASSETS	$ 668,693	$ 974,128
	==========	==========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Directors loans (Note 4)	$ - -	$ - -
Current maturities of long-term debt (Note 5)	38,688	11,570
Accounts payable	55,011	24,266
Tenant deposits (Note 7)	6,076	- -
Accrued expenses	9,250	11,544
	---------------	---------------
Total Current Liabilities	$ 109,025	$ 47,380
	==========	==========

LONG-TERM LIABILITIES
Long-term debt, net of current portion (Note 5)	98,249	11,917
Tenant deposits (Note 7)	21,232	- -
Deferred income tax	- -	435
	---------------	---------------
Total Long-Term Liabilities	119,481	12,352
	---------------	---------------
TOTAL LIABILITIES	228,506	59,732
	==========	==========

STOCKHOLDER'S EQUITY
Common Stock, no par value; 10,000,000 shares authorized, 9,783,000 shares issued (Note 6)	1,000,000	905,960
Contributed Capital	7,609	7,609
Retained earnings	(567,422)	828
	---------------	---------------
Total Stockholder's Equity	440,187	914,397
	---------------	---------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 668,693	$ 974,128
	==========	==========
See accompanying notes to Financial Statements.

F 1

WOW ENERGY, INC.
Statement of Income
For the Nine Months Ended September 30, 2007
(unaudited)

	Nine Months Ended	January 1, 2006
	September 30,2007	Through
	(unaudited)	December 31,2006
	---------------	---------------

REVENUES	$ 365,300	$ 689,561

COST OF GOODS SOLD	71,940	258,706
	---------------	---------------
Gross Profit	293,360	430,855

OPERATING EXPENSES	837,453	423,540
	---------------	---------------
Income (Loss) from Operations	(544,093)	7,315

OTHER INCOME (EXPENSES)
Interest income	255	2,753
	---------------	---------------
Net Income (Loss) Before Income Tax Provision	$ (543,838)	$ 10,069
	---------------	---------------

PROVISION FOR INCOME TAXES	- -	435
	---------------	---------------
Net Income (Loss)	$ (543,838)	$ 9,634
	==========	==========

See accompanying notes to Financial Statements.

F 2

WOW ENERGY, INC.
Statements of Cash Flow
For the Nine Months Ended September 30, 2007
(Unaudited)

	September 30,	December 31,
	2007	2006
	---------------	---------------
	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$ (543,838)	$ 9,634
Adjustments to reconcile net income to net Cash (used) by operating activities:
Depreciation and amortization	$ 49,353	$ 17,690
Amortization Adjustment	- -	(1,976)
Increase (Decrease) in accounts receivable	401,486	(185,883)
Increase (Decrease) in prepaid expenses	14,771	(20,342)
(Increase) Decrease in accounts payable	(30,745)	(262,792)
(Increase) Decrease in current portion of notes	(26,683)	(3,341)
Increase (Decrease) in accrued liabilities	2,764	11,979
Increase in deposits	(14,309)	- -
	---------------	---------------
Total Adjustments	396,637	(444,665)
	---------------	---------------
Net Cash Provided (Used) by Operating Activities	(147,201)	(435,032)
	---------------	---------------

CASH FLOW FROM INVESTING ACTIVITIES
(Purchases) of property and equipment	(12,552)	(26,904)
(Purchases) of intangible assets	(58,861)	(17,184)
	---------------	---------------
Net Cash Provided (Used) by Investing Activities	(71,413)	(44,088)
	---------------	---------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt	86,332	- -
(Repayment) of long-term debt	- -	(11,570)
Issuance of Common Stock	94,040	855,960
	---------------	---------------

Net Cash Provided by Financing Activities	180,372	844,390

	---------------	---------------
NET INCREASE (DECREASE) IN CASH	(38,242)	365,270

CASH AT BEGINNING OF PERIOD	434,423	69,153
	---------------	---------------
CASH AT END OF PERIOD	$ 396,181	$ 434,423
	==========	==========

See accompanying notes to Financial Statements

F 3

Note 1: Summary of Significant Accounting Policies

Basis of Financial Statement Presentation: The financial statements are presented in accordance with generally accepted accounting principals in the United States

Cash and Cash Equivalents: Cash and cash equivalents consist primarily of cash on deposit in area. There are no restrictions on cash balances as of September 30, 2007.

Trade Receivables: The Company's revenues are generated primarily under contracts with its customers. The balance in trade receivables reflects the amounts billed and outstanding at September 30, 2007. The Company does not maintain an inventory of work-in-process. For financial statement purposes, the Company expenses the provision for doubtful accounts as accrued. For federal income tax purposes, the Company expenses those accounts which are actually charged off during the year.

Prepaid Expenses: The Company capitalizes prepaid insurance and amortizes it over the appropriate term of the policy.

Other Assets: Other assets consist primarily of the developed patents, licensed computer software and depreciable assets. Depreciation and amortization are primarily accounted for on the straight-line method based on the estimated useful lives of the assets.

Sales: Sales are recognized in the financial statements as customers are invoiced. Substantially all of the Company's revenues are generated under contracts with its customers. The Company issues invoices on an interim basis when the engineering and design work is performed. The Company also recognizes revenue from the state contract on a monthly basis based on grant activities.

Income Taxes: The Company uses the asset and liability method as identified in SFAS 109, Accounting for Income Taxes.

Estimates: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2: Accounts Receivable

As of September 30, 2007, accounts receivable is comprised of the following:

September 30, 2007
Trade Accounts Receivable	$0
Less: Allowance for Doubtful Accounts	0
------------
Total	$0

F 4

Credit is extended to customers only after an evaluation of their credit application. Collateral is generally not required. During the current period, there were no amounts charged off as uncollectible.

The Company has not established an allowance for bad debts at September 30, 2007.

Note 3: Property and Equipment

Property, equipment and intangible assets owned by the Company are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method for financial statement reporting. Total depreciation and amortization expense for the period ended September 30, 2007 was $49,352. As of September 30, 2007, property and equipment and their related estimated useful lives are comprised of the following:

		September 30, 2007
Patents	17	$ 62,018
Computer software	5	199,588
Equipment, furniture & fixtures	3	44,925
		---------------
TOTAL Property and Equipment		306,531
Less: Accumulated Depreciation and Amortization		(85,387)
		---------------
Net property and equipment		$ 261,762

Note 4: Related-Party Transactions

Directors Loans: The Company has adopted a policy whereby it allows certain key executives and shareholders to place monies on deposit with the Company. These deposits, which are commingled with regular operating capital, are in the form of verbal contracts; written documentation is not required. These deposits are classified as director's loans in the financial statements. The Company has not paid interest on these loans. There were no outstanding loans as of September 30, 2007.

Note 5: Long Term Debt

Long-term debt at September 30, 2007 , consists of two notes payable for computer software. This was a five year contract beginning in 2004 with a 3% escalation on the first payment and a second contract beginning in 2007 with a 3% escalation.

September 30, 2007
Note Payable	$ 153,260
Less: Current Maturities	(55,011)
Net Long Term Debt	$ 98,249

F 5

Note 6: Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with no par value. As of September 30, 2007, 9,783,000 shares were outstanding. Of this number, 8,806,000 shares are in escrow to satisfy the Texas State Board Rule 113.20 Promotional Shares. Under this rule, all these shares have been deposited into an escrow account with an escrow agent, according to which, beginning from January 11, 2006, 2.5% of these shares held in escrow may be released each quarter prorated among the depositors and the remaining shares shall be released from escrow on the second anniversary from the above date.

During 2007, the Company completed a stock offering of 950,000 shares of which the last 94,040 shares were issued in 2007 with a total increase to common stock of $94,040. Certain shares issued to key personnel and some directors have restrictive covenants that limit their transferability.

Note 7:Rental and Lease Information

During 2007, the Company leased its office on a three year term that expires March 31, 2010. Rental expense for the period ended September 30, 2007, amounted to $170,511 including charges for utilities, taxes, etc. Part of this office space is sub-let on a commercial basis to other tenants. Rental income from tenants for this corresponding period was $150,715.

The Company has paid the office landlord a deposit of $41,617 held for the period of the lease and the Company holds deposits from tenants of $6,076, falling within one year, and $21,232 for three years.

Note 8: Concentration of Credit Risk

At period end the Company maintained its cash balances at one major financial institution. Deposits with these institutions exceed federally insured limits, but are redeemable on demand and, therefore, bear minimal risk. As of September 30, 2007, the Company's uninsured cash balances total $246,182.

F 6

BAILES BATES & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1650 HIGHWAY 6, SUITE 470, SUGAR LAND, TEXAS 77478

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
WOW Energy, Inc.
1650 Hwy 6, Suite 300
Sugar Land, Texas 77478

We have audited the accompanying Balance Sheet of WOW Energy, Inc. (a Texas corporation) as of December 31, 2006, and the related Statements of Income, Retained Earnings and Cash Flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WOW Energy, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Bailes Bates & Associates, LLP

March 23, 2007

TELEPHONE: (281) 565-6400 FAX: (281) 565-3323 WEB: BailesBatesCPAs.com

F 7

WOW ENERGY, INC.
Balance Sheet
December 31, 2006

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents (Note 1 and 10)	$ 434,423	
Accounts receivable (Note 2)	402,986	
Prepaid expenses	24,021	
Total Current Assets		$ 861,430
OTHER ASSETS:		
Property and equipment at cost (Note 3)	26,904	
Intangible Assets (Note 3)	121,828	
Less: Accumulated depreciation/amortization (Note 3)	(36,035)	
Net Property and Equipment		112,697
TOTAL ASSETS		$ 974,128

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Directors Loans (Note 4)	$ -	
Current maturities of long-term debt (Note 5)	11,570	
Accounts payable	24,266	
Accrued expenses	11,544	
Total Current Liabilities		$ 47,380
LONG-TERM LIABILITIES		
Long-term debt, net of current portion (Note 5)	11,917	
Deferred income tax (Note 7)	435	
Total Long-Term Liabilities		12,352
TOTAL LIABILITIES		59,732
STOCKHOLDER'S EQUITY		
Common Stock, no par value; 10,000,000 shares authorized, 9,688,960 shares issued (Note 6)	905,960	
Contributed Capital	7,609	
Retained earnings	828	
Total Stockholders' Equity		914,397
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 974,128

The Accountants' Report and accompanying Notes to Financial Statements are an integral part of this Financial Statement

2

F 8

REVENUES	$ 689,561
COST OF GOODS SOLD	258,706
Gross Profit	430,855
OPERATING EXPENSES	423,540
Income (Loss) from Operations	7,315
OTHER INCOME (EXPENSES)	
Interest income	2,753
Net Income (Loss) Before Income Tax Provision	$ 10,069
PROVISION FOR INCOME TAXES (Note 7)	435
Net Income (Loss)	$ 9,634

	Common Stock	Contributed Capital	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 50,000	$ 7,609	$ (8,806)	$ 48,803
NET INCOME (LOSS)			9,634	9,634
STOCK ISSUED	855,960			855,960
BALANCE AT END OF YEAR	$ 905,960	$ 7,609	$ 828	$ 914,397

The Accountants' Report and accompanying Notes to Financial Statements are an integral part of these Financial Statements

3

F 9

WOW ENERGY, INC.
Statement of Cash Flow
For the Year Ended 12/31/2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 9,634
Adjustments to reconcile net income to net cash (used) by operating activities		
Depreciation and amortization	$ 17,690	
Amortization Adjustment	(1,976)	
Increase in accounts receivable	(185,883)	
Increase in prepaid expenses	(20,342)	
Decrease in accounts payable	(262,792)	
Decrease in current portion of notes	(3,341)	
Increase in accrued liabilities	11,979	
Total Adjustments		(444,665)
Net Cash Provided (Used) by Operating Activities		(435,032)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchases) of property and equipment	(26,904)	
(Purchases) of intangible assets	(17,184)	
Net Cash Provided (Used) by Investing Activities		(44,088)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Repayment) of long-term debt	(11,570)	
Issuance of Common Stock	855,960	
Net Cash Provided (Used) by Financing Activities		844,390
NET INCREASE (DECREASE) IN CASH		365,270
CASH AT BEGINNING OF YEAR		69,153
CASH AT END OF YEAR		$ 434,423

The Accountants' Report and accompanying Notes to Financial Statements are an integral part of this Financial Statement

4

F 10

Note 1: Summary of Significant Accounting Policies

Nature of Operations: WOW Energy, Inc. was created to develop energy sector product lines utilizing its advanced power generation and emission reduction technologies. The Company developed and owns the patented energy conversion technology called the Cascading Closed Loop Cycle ("CCLC") which is an efficient process to generate electricity from low temperature heat sources like gas turbine exhaust, solar thermal or geothermal power plants.

In conjunction with the CCLC, the Company has also developed the Final Flue Gas Cleanup (FFGC) System. FFGC creates a low cost single system to remove multiple pollutants in low temperature flue gas streams. FFGC substantially reduces those pollutants that are still left in the exhaust gases and provides very cost effective and efficient applications in coal/petcoke power plants, petro-chemical plants or other industrial processes.

The Company received a contract from the Texas Commission on Environmental Quality (TCEQ) to construct a FFGC Pilot Plant. The field results of this pilot plant were favorable and several contracts have been received to evaluate, install and develop CCLC projects.

WOW Energy, Inc. has an office located in Sugar Land, TX.

5

F 11

Note 2: Accounts Receivable

	December 31, 2006
Trade Accounts Receivable	$402,986
Less: Allowance for Doubtful Accounts	0
Total	$402,986

The Company has not established an allowance for bad debts at December 31, 2006. Management has reviewed the status of each customer's account and has determined that the balances are fully collectible. Over 90% of the total is due from two major customers, one of which is a Texas state agency. The other customer's account has been collected in full subsequent to the balance sheet date.

Note 3: Property and Equipment

6

F 12

Useful Life (Years)	December 31, 2006
Patents	17	$ 62,018
Computer software	5	59,214
Equipment, furniture & fixtures	3	26,904
TOTAL Property and Equipment		148,732
Less: Accumulated Depreciation and Amortization		(36,034)
Net property and equipment		$ 112,698

Note 4: Related-Party Transactions

The Company purchased various assets from certain officers for an amount that was mutually agreeable. The purchase price approximated the fair market value of the assets.

Note 5: Long Term Debt

Long-term debt at December 31, 2006, consists of a note payable for computer software. This was a five year contract beginning in 2004 with a 3% escalation on the first payment.

	December 31, 2006
Note Payable	$ 23,487
Less: Current Maturities	(11,570)
Net Long Term Debt	$ 11,917

The maturities of long-term debt for each of the succeeding two years subsequent to December 31, 2006, are $11,570 and $11,917 respectively.

Note 6: Common Stock

7

F 13

During 2006, the Company undertook a stock offering of 950,000 shares of which 855,960 shares were issued with a total increase to common stock of $855,960. Certain shares issued to key personnel and some directors have restrictive covenants that limit their transferability.

The Company has reserved 254,980 shares of common stock to be issued to certain key employees and directors in recognition of their contribution to the Company. These directors and employees have satisfied the requirement for issuance.

Note 7: Federal Income Taxes

For financial purposes, federal income tax expense is calculated at the statutory rate on the Company's net income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The reconciliation of current and deferred income tax computed at statutory rates for financial and tax purposes are as follows:

	Book	Tax
Net Income, before FIT	$ 10,070	$ 10,070
Non-deductible expenses	3,916	3,916
Depreciation & Amortization		(10,197)
Taxable Income, before NOL	13,986	3,789
NOL carry forward, beginning of year	(11,085)	(11,022)
Taxable Income (Loss)	2,901	(7,233)
Provision for Federal Income Tax	$ 435	$ 0

The NOL at the end of the year is available to offset income in future years for a remaining period not to exceed 18 years.

Note 8: Rental and Lease Information

During 2006, the Company leased its office on a one year term that expired December 31, 2006. Rental expense for the year ended December 31, 2006, amounted to $21,150 including charges for utilities, taxes, etc. As of January 1, 2007, the Company continued to lease its office facilities on a month-to-month basis until it entered into a new lease as of February 21, 2007.

8

F 14

Note 9: Supplemental Disclosures to the Statements of Cash Flow

	2006
Interest paid	$990
Federal Income Tax	0

Note 10: Concentration of Credit Risk

The Company's trade receivables are derived primarily from two customers. The Company had a contract with the Texas Commission on Environmental Quality in the amount of $1,379,714 to construct a prototype model of the Final Flue Gas Cleaner (FFGC). As of December 31, 2005, the outstanding balance of this contract was $362,061. This contract was completed during 2006. The second major customer was for engineering work performed. The Company does not consider there to be any credit risk with either of these contracts.

Note 11: Subsequent Events

The Company entered into a new lease for its office facilities as of February 21, 2007. The lease stipulates base rent of $766,125 over the three year term. The Company has a Sublease Agreement with the building covering approximately 51% of the office space and anticipates subleasing this space to a third party.

During the normal course of business, the Company has entered into contracts with new customers. The combined value of these contracts is approximately $ 10,000,000.

9

F 15

To the Board of Directors and Stockholders
of WOW ENERGY INC.

I have audited the accompanying balance sheet of WOW ENERGY INC. (formally a development stage company) as of December 31, 2005 and the related statements of operations and stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Because WOW Energy, Inc. has three shareholder employees who constitute the management of the Corporation, internal controls that require separation of duties in the handling, recording and depositing of funds were not properly separated. Therefore I am unable to satisfy myself over the entity's internal control over cash.

In my opinion, except for the above paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of WOW ENERGY INC. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

STANLEY EISENBERG CPA

Stanley Eisenberg CPA

HOUSTON, TEXAS
November 24, 2006

F 16

WOW ENERGY INC.
BALANCE SHEET
December 31, 2005

Current Assets	
Cash	$ 69,152
Accounts receivable - trade	217,102
Prepaid insurance	3,679
Total Current Assets	**$ 289,933**
Property and Equipment	
Computer software	56,214
Less accumulated depreciation	17,801
Net Property and Equipment	**38,413**
Other Assets	
Patent	48,430
Less accumulated amortization	2,516
Net Other Assets	**45,914**
TOTAL ASSETS	**$ 374,260**
Current Liabilities	
Accounts payable - trade	$ 287,058
Short term note payable	14,912
Total Current Liabilities	**301,970**
Long term debt - Net of current portion (Note C)	23,487
TOTAL LIABILITIES	**325,457**
Common Stock, no par value, 7,860,650 Outstanding, 10 million shares authorized	$ 50,000
Contributed Capital	7,609
Retained Earnings	(8,806)
Total stockholder's equity	**$ 48,803**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 374,260**

See accompanying notes and accountants' report.

F 17

WOW ENERGY INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2005

		For the year ended Dec. 31, 2005
Revenues		
Professional Fees		$ 1,027,583
Interest Income		278
Total Revenues		**1,027,861**
Cost of Sales		
Equipment construction & design		768,253
Gross Margin		**259,608**
Expenses		
Amortization (Note A)	$	2,492
Automotive		24,000
Bank Charges		420
Depreciation (Note A)		11,243
Dues & subscriptions		1,930
Computer & Internet		406
Entertainment		2,768
Insurance		18,525
Interest		546
Office & Postage		14,687
Professional		91,468
Rent		10,949
Salaries		8,500
Taxes-payroll		936
Travel		44,627
Telecommunications		2,035
Total Expenses	**$**	**235,533**
Net Income Before Federal Income Tax	**$**	**24,075**
Provision for Federal Income Tax (See Note A)		0
Net Profit After Federal Income Tax	**$**	**24,075**

See accompanying notes and accountants' report

F 18

WOW ENERGY INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

	For the year ended Dec. 31, 2005
Cash Flows From Operating Activities	
Net Profit / (Loss)	$ 24,075
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization	
Depreciation	2,492
(Increase) in accounts receivable - trade	11,243
(Increase) in prepaid expenses	(217,102)
Increase in accounts payable - trade	(3,679)
Increase (decrease) in notes payable	287,058
	(7,227)
Net Cash Used by Opearting Activities	96,860
Cash Flows From Investing Activities	
Acquisition of patent	(47,465)
Net Cash Used by Investing Activities	(47,465)
Cash Flows From Financing Activities	
Capital contributions	25000
Prior period adjustment to contributed capital (Note E)	(26,055)
Net Cash Provided by Financing Activities	(1,055)
Net Increase in Cash	48,340
Cash at Beginning of Year	20,812
Cash at December 31, 2005	$ 69,152

Balance Sheet

See accompanying notes and accountants' report

F 19

WOW ENERGY INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance June 10, 2003	0	0	0	0
Net Loss 2003			$ (23,654)	$ (23,654)
Capital Contributions for 2003	5,000	0		5,000
Balance, Dec. 31, 2003	$ 5,000	0	$ (23,654)	$ (18,654)
Net Loss 2004			$ (44,782)	$ (44,782)
Capital Contributions for 2004	20,000	7,609		27,609
Balance, Dec. 31, 2004	$ 25,000	$ 7,609	$ (68,436)	$ (35,827)
Net Income for the twelve months then ended Dec. 31, 2005			$ 24,075	$ 24,075
Provision for Federal Income Taxes			0	0
Prior period adjustment to retained earnings (Note F)			35,555	35,555
Capital Contributions for 2005	25,000	0		25,000
Balance, Dec. 31, 2005	$ 50,000	$ 7,609	$ (8,806)	$ 48,803

See accompanying notes and accountants' report.

F 20

WOW ENERGY INC.
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2005

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Company owns the patented technology called the Cascading Closed Loop Cycle. Management believes that this technology will significantly increase energy efficiency in industrial steam turbines and will also provide significant reduction of pollutants released to the environment.

Accounts Receivable - Trade
The Company has a contract with the Texas Commission on Environmental Quality in the amount of $1,379,714 to construct a prototype model of the Final Flue Gas Cleaner (FFGC). This contract started funding in July 2005. As of December 31, 2005 the outstanding balance of the invoicing is $ 217,102.

Income Taxes
The financial statements do not include a provision for Income Taxes. Losses incurred in 2003 and 2004 have been netted against 2005 profits and show a cumulative loss. Had there been taxable income, the provision for federal income taxes would be calculated at 35% which is the standard rate for personal service corporations.

Property and Equipment
Property and Equipment are carried at cost. Depreciation and amortization are provided over the estimated useful lives of the respective assets using the straight-line method. Computer software is being depreciated over 5 years and the patent is being amortized over a 17 year useful life.

Accounts Payable - Trade
WOW Energy, Inc. has a contract with the Texas Commission on Environmental Quality to construct a prototype model of the Final Flue Gas Cleaner (FFGC). The Company uses outside design experts and engineers to build this prototype. The majority of the accounts payable balances are from invoices from these outside professionals.

Litigation and Uncertainties
During 2004, the Company's Board of Directors became aware that the Vice Chairman and Chief Technology Officer attempted to market the CCLC technology for his personal benefit. Despite numerous warnings to cease and desist from this activity the Vice Chairman refused. The Board of Directors terminated him as a member of the Board and officer of the Company as of October 28, 2004. The Company has filed a lawsuit that alleges that the Officer violated his breach of fiduciary duty to the Company. The lawsuit seeks unspecified damages and is pending in the district court of Harris County, Texas. As of December 31, 2005, the Company has withdrawn without prejudice their lawsuit.

F 21

WOW ENERGY INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
For the year ended December 31, 2005

NOTE B – DEVELOPMENT STAGE OPERATIONS

WOW Energy, Inc., formally a development stage company, has now started operations that are generating income as of July 1, 2005; therefore it is no longer necessary to show development stage operations as of December 31, 2005.

NOTE C - NOTE PAYABLE

The note is payable on an annual basis to Aspen Technology, Inc. For computer software, it has an annual 3% escalation clause and the note term is to be paid as follows.

	Short term Note payable	Long term note payable
June 30, 2006	$11,233	
June 30, 2007		11,570
June 30, 2008		11,917
Totals	$11,233	$23,487

NOTE D – NOTE PAYABLE

The note is payable on a monthly basis to Dale Willard Insurance agency for general liability and environmental insurance. The note is payable on a monthly basis in the amount of $1,864.84 over an eight month period which ends on February 27, 2006 and bears an annual interest rate of 11%. The principal amount due of the short term note payable is $3,679.

NOTE E – FINANCIAL STATEMENT RECLASIFICATION

Contributed capital has been reclassified to accounts payable to reflect management's recording of monies advanced by the shareholders. This has resulted in no change to the balance sheet, net income, or retained earnings to the company.

F 22

WOW ENERGY INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
For the year ended December 31, 2005

NOTE F – CORRECTION OF AN ERROR

During the year ended December 31, 2003, and December 31, 2004, the Corporation discovered an error in disbursements. Disbursements were unintentionally recorded twice in the amount of $13, 862. This amount has been adjusted to increase retained earnings by the same amount for the year ending December 31, 2005.

F 23